ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

July 20, 2007	Adam D. Rossetti

(212) 841-8885

(646) 728-1633 fax

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stone Harbor Investment Funds Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 333-141345 and 811-22037)

Ladies and Gentlemen:

On behalf of Stone Harbor Investment Funds (the “Fund”), a Massachusetts business trust, enclosed for filing under both the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) and pursuant to Rule 472 under the Securities Act is Pre-Effective Amendment No. 2 to the Registration Statement filed March 16, 2007 on Form N-1A (the “Registration Statement”).

The Pre-Effective Amendment to the Registration Statement includes audited financial statements and exhibits.

The plan of the Fund is that the Registration Statement will be declared effective sometime during the month of July, 2007. A request for acceleration will be filed separately, and your cooperation in meeting this schedule is respectfully requested.

Please direct questions or comments to the undersigned by telephone at (212) 841-8885 or to Michael G. Doherty at (212) 497-3612.

Very truly yours,

/s/ Adam D. Rossetti

Adam D. Rossetti

Enclosures

cc:	Adam J. Shapiro, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.